August 26, 2016

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo, Legal Branch Chief Office of Information Technologies and Services
Jeffrey Kauten, Attorney-Adviser

Re:	Net Element, Inc.

Amendment No. 1 to Registration Statement on Form S-1 Filed August 17, 2016

File No. 333-212591

This letter is on behalf of Net Element, Inc. (the “Company,” “we,” “our” or “us”) in response to your comments of August 25, 2016 regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1 that was filed on EDGAR on August 17, 2016 (the “Registration Statement”). For convenience of reference, we have set forth your comments in bold below, with the Company’s response following each comment.

General

1.	We note your statements throughout the document that ESOUSA Holdings is not permitted to assign its rights and obligations under the Purchase Agreement. This appears to be consistent with Section 10(g) of your purchase agreement filed as Exhibit 10.1 to your Form 8-K filed July 12, 2016. However, you refer several times in this registration statement to ESOUSA Holdings’ “assignees” or “transferees.” You also state on page 16 that the “selling stockholder may transfer the shares of common stock.” Please revise or explain this apparent contradiction. Refer to Question 139.16 of our Compliance & Disclosure Interpretations of the Securities Act Rules available on our website at www.sec.gov..

In response to this comment, the Company amended the Registration Statement to remove the references in the Registration Statement to ESOUSA Holdings’ “assignees” or “transferees,” and remove the language on page 16 that the “selling stockholder may transfer the shares of common stock.”

If you have any additional questions or comments, please feel free to contact me directly at 305.588.0122 or Serge V. Pavluk of Snell & Wilmer L.L.P. at 714.427.7442.

Sincerely,

/s/ Jonathan New
Jonathan New
Chief Financial Officer
Net Element, Inc.